Exhibit (a)(3)

2019 Annual Report	April 30, 2020

TO OUR EVERFLOW PARTNERS...

The Company had a Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) representing a liability of $2.5 million at December 31, 2019, a decrease of $6.9 million from $4.4 million measured at December 31, 2018. The decrease was primarily due to sales of crude oil and natural gas during 2019, as well as decreases in crude oil and natural gas prices and the related downward revisions in quantities of crude oil and natural gas reserves from December 31, 2018 to December 31, 2019. The Company incurred development costs of approximately $176,000 in 2019. Total assets and partners’ equity of the Company at December 31, 2019 amounted to $42.0 million and $19.3 million, respectively.

The Appalachian Basin experienced declining crude oil and natural gas prices during 2019, as compared to the prior year. Negative regional basis adjustments being applied to the majority of the Company’s natural gas sales continued to settle at unpleasantly low levels. Negative regional basis adjustments are primarily the result of excess supply of natural gas currently being produced and stored in the region. During the first quarter of 2019, the Company was the beneficiary of favorable natural gas prices locked-in on certain production volumes committed to by management prior to their production. With the mitigating effect of beneficial prices received on locked-in volumes produced during the first quarter of 2019, the average price received by the Company per MCF of natural gas was $2.79 in 2019, an increase of $0.02 from the average price received of $2.77 in 2018. Had management not locked-in any production volumes during the first quarter of 2019, the average price received by the Company per MCF of natural gas would have been $2.48 in 2019, a decrease of $0.29 from the average price received in 2018. The average price received by the Company per BBL of crude oil was $53.10 in 2019, a decrease of $5.18, or 9%, from the average price received of $58.28 in 2018.

The decreases in 2019 prices had a negative effect on the Company’s operations. The Company’s crude oil and natural gas sales decreased $2.2 million, or 24%, from 2018 to 2019. The Company recognized net income of $2.4 million during 2019, a decrease of $2.1 million, or 47%, as compared to the amount reported in the prior year (GAAP Basis). Net income per limited partnership Unit was reported as $0.42 in 2019, a decrease of $0.37 as compared to the amount reported in the prior year (GAAP Basis).

The Company made a $0.25 per Unit cash distribution in April 2020 to all Unitholders of record as of March 31, 2020 after making assessment of projected 2019 net taxable income, Company liabilities associated with operations, an anticipated 2020 Repurchase Right commitment, cash requirements for upcoming drilling and development projects, the effect the novel strain of the coronavirus (“COVID-19”) outbreak may have on the Company’s operations, and other cash flow considerations.

THE COVID-19 GLOBAL PANDEMIC...

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic.  As a result, physical and economic uncertainties have arisen which are likely to negatively impact the Company’s business and operations. Other financial impacts could occur though any such potential impact is unknown at this time. The Company is regularly monitoring the impact COVID-19 may have on its business. The extent to which the Company’s operations will be impacted by the outbreak will depend largely on future developments, which are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions taken by government authorities to contain the outbreak or treat its impact, among other things.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2019 Newsletter	April 30, 2020

FINANCIAL REPORT...

Enclosed with this Annual Newsletter is the following financial information:

•     The Company’s audited 2019 Consolidated Financial Report, including a report from the Company’s independent registered public accounting firm and Notes to Consolidated Financial Statements.

•     “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 26, 2020.

RESERVES REPORT...

Also enclosed with this newsletter is a copy of a letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest (the “Reserves Report”). Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed 2019 Consolidated Financial Report – reference Note 7 of the Notes to Consolidated Financial Statements.

As presented in the enclosed Reserves Report, the Company has an estimated $18.6 million in undiscounted future net cash flows at December 31, 2019, representing $3.34 per limited partnership Unit. Because of the time period required to extract such reserves, the present value of reserves to be obtained in the future is less than if immediately available. The present value of the Company’s future net cash flows, discounted at 10% per annum, is $11.7 million at December 31, 2019, which represents $2.11 per limited partnership Unit.

The average remaining economic life of the Company’s wells at December 31, 2019 is 6.3 years. The economic lives of the Company’s wells have a range of 0 – 50 years at December 31, 2019.

MARGINAL WELL TAX CREDITS AND 2019 FORM K-1s...

The marginal well tax credit is a production-based tax credit that provides credits for the production of qualified crude oil and natural gas from a qualified marginal well. As communicated with the draft K-1 packages mailed in early March 2020, the Company has elected to extend its filing of the 2019 Form 1065 and K-1s as it awaits the IRS release of the applicable reference price for qualified natural gas production from qualified marginal wells and the inflation adjustment factor which will determine any potential marginal well credits associated with 2019 production activities.

DIRECT DEPOSIT...

As discussed above, the Company made a cash distribution in April 2020 to all Unitholders of record as of March 31, 2020. Many of the Company’s partners are currently setup to have their cash distributions directly deposited into their bank accounts, whereas other partners continue to receive checks. Direct deposit is a safe and convenient way to have your cash distributions deposited directly into your bank account and have the funds available for your use right away, while also eliminating (i) the extra time required for the United States Postal Service to deliver your paper check, (ii) the additional time and effort associated with depositing the check into your bank account once it has been received, (iii) the additional time associated with your bank processing and clearing the check and making the funds available to you and (iv) any additional check or bank processing time or delays related to events such as the COVID-19 pandemic. We encourage all Unitholders to take advantage of direct deposit for your cash distributions. Unitholders are notified of cash distributions directly deposited via email on the day the distribution is processed. If you are interested in signing up for direct deposit, please contact Sharon Bradley, our Partner Relationship Manager, and she will be happy to assist with getting you setup. Sharon may be reached at the Company’s main phone number – (330) 533-2692 – or by email at sbradley@everfloweastern.com.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2019 Newsletter	April 30, 2020

REPURCHASE RIGHT...

The Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership. The price to be paid for any such Units is calculated based upon the audited financial statements of the Company as of December 31 of the year prior to the year in which the Repurchase Right is to be effective and independently prepared reserves reports.

Between April 30, 2020 and June 30, 2020, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2019, as adjusted for cash distributions since that date.

Based on the Company’s audited financial statements (enclosed), the 2020 calculated Repurchase Right Price is $0.86 per Unit calculated as follows:

Total partners' equity at December 31, 2019	$19,296,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	(2,502,000)
Tax adjustment	108,000
(2,394,000)
Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	174,601,000
Less Depreciation, Depletion and Amortization	(167,008,000)
7,593,000

Adjusted Book Value	9,309,000
66% of Adjusted Book Value	6,144,000
98.79% Limited Partners' share	6,070,000
Unit price based on 5,492,967 Units	1.11
Less Interim Distributions	(0.25)

Calculated Repurchase Right Price	$0.86

      Management of the Company believes that the Repurchase Right Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692